UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42551

SAGTEC GLOBAL LIMITED

(Registrant’s Name)

Lot 6-2, Level 9, Equatorial Plaza,

Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On June 17, 2026, Sagtec Global Limited (the “Company”) entered into a Definitive Private Subscription Agreement with Ng Chen Lok, the Company’s Director, Chief Executive Officer and major shareholder, pursuant to which the Company agreed to issue and sell to Mr. Ng 1,500,000 Class A Ordinary Shares at a purchase price of US$1.04 per share, for an aggregate subscription amount of US$1,560,000. The purchase price was determined with reference to the market price of the Company’s Class A Ordinary Shares as of June 17, 2026. The shares will be newly issued Class A Ordinary Shares and will rank pari passu with the Company’s existing Class A Ordinary Shares.

The Company intends to use the proceeds from the private placement for working capital, general corporate purposes, operational expenditures, strategic initiatives and business expansion, and other lawful purposes as determined by the Company’s board of directors. The shares are being issued in a transaction exempt from registration under the Securities Act of 1933, as amended, and will be restricted securities. Mr. Ng will not be entitled to any registration rights with respect to the shares.

On June 18, 2026, the Company issued a press release dated June 18, 2026, announcing its outlook for the fiscal year 2026.

The Definitive Private Subscription Agreement is filed as Exhibit 99.1 to this Report on Form 6-K and are incorporated herein by reference. A copy of the press release is furnished as Exhibit 99.2 to this report on Form 6-K.

EXHIBITS

Exhibit 99.1	Definitive Private Subscription Agreement, dated June 17, 2026, between the Company and Ng Chen Lok

Exhibit 99.2	Press Release dated June 18, 2026, titled “Sagtec Global Limited Provides FY2026 Outlook And Highlights Strategic Growth Initiatives”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAGTEC GLOBAL LIMITED

By:	/s/ Ng Chen Lok
Name:	Ng Chen Lok
Title:	Chairman, Chief Executive Officer and Executive Director

Date: June 18, 2026

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